QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 11

METROMEDIA INTERNATIONAL GROUP, INC.
Computation of Loss Per Share
(in thousands, except per share amounts)

	Three months ended September 30,
	2002	2001
Loss per common share-Basic (A):
Loss from continuing operations	$(36,684)	$(27,564)
Cumulative convertible preferred stock dividend requirement	(3,752)	(3,752)

Continuing operations attributable to common stockholders	(40,436)	(31,316)
Loss from discontinued components	(7,913)	(4,369)

Net loss attributable to common stockholders	$(48,349)	$(35,685)

Weighted average common stock shares outstanding during the period	94,035	94,035

Loss per common share-Basic:
Loss from continuing operations attributable to common stockholders	$(0.43)	$(0.33)
Loss from discontinued components	(0.08)	(0.05)

Net loss attributable to common stockholders	$(0.51)	$(0.38)

	Nine months ended September 30,
	2002	2001
Loss per common share-Basic (A):
Loss from continuing operations	$(72,434)	$(75,463)
Cumulative convertible preferred stock dividend requirement	(11,256)	(11,256)

Continuing operations attributable to common stockholders	(83,690)	(86,719)
Loss from discontinued components	(21,340)	(5,233)

Net loss attributable to common stockholders	$(105,030)	$(91,952)

Weighted average common stock shares outstanding during the period	94,035	94,035

Loss per common share-Basic:
Loss from continuing operations attributable to common stockholders	$(0.89)	$(0.92)
Loss from discontinued components	(0.23)	(0.06)

Net loss attributable to common stockholders	$(1.12)	$(0.98)

(A)
In calculating diluted loss per share, no potential shares of common stock are to be included in the computation of diluted loss per share if they would have an antidilutive effect on loss per share. For the three and nine months ended September 30, 2002 and 2001, the Company has not included diluted loss per share since the calculation is antidilutive.

QuickLinks

  EXHIBIT 11